January 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	Cepheid

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Filed February 26, 2009 and October 1, 2009

File No. 000-30755

Dear Mr. Buchmiller:

On behalf of Cepheid (the “Company”), this letter is a follow up to our conversation on January 11, 2010 in which we discussed the Company’s basis for its belief that the GeneXpert system represents a paradigm shift in molecular diagnostics. Cepheid continues to believe the GeneXpert system represents a paradigm shift in molecular testing for the reasons specified in its response letter dated December 10, 2009, particularly in the key areas of ease of use, time to result and sensitivity. As discussed, the GeneXpert system is the only product that has a “moderate complexity” certification from the FDA, which means that the product does not require the use of highly-trained personnel and does not require placement in a specialized laboratory setting. Additionally, Cepheid believes that it has the fastest time to result in the molecular testing market, with test results available in as little as one hour. Other systems typically have a longer time to result and also require a separate process or instrument for sample preparation, while the GeneXpert system integrates the sample preparation, target amplification, and detection in the same cartridge. The separate sample preparation that other instruments require results in a longer time to complete an assay and also provides the potential for variation in results from one laboratory to another. Further, because the GeneXpert system is a closed system, samples do not need to be moved into different cartridges during the preparation and testing process, which decreases the risk of contamination. Finally, because the GeneXpert system is a closed system, it is capable of performing nested PCR on an automated basis, which is one of the most sensitive molecular methods.

In preparing future filings, Cepheid will continue to consider the accuracy of this statement in light of current market conditions.

Should you have any questions or comments concerning this letter, please do not hesitate to contact me at (650) 988-8500.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

cc: Andrew Miller, Cepheid